October 28, 2005

By Facsimile (626) 585-5929 and U.S. Mail

Christopher K. Davis
Millenium Management, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

RE:	Secured Investment Resources Fund, L.P. II
	Schedules TO-T and 14D-9 filed by Millenium Management, LLC
		on October 13, 2005
      File No. 005-80677

Dear Mr. Davis:

      We have reviewed your filing and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Offer to Purchase

Financial Data, page A-2
1. We note that while you have included unaudited financial information for the years ended December 31, 2003 and 2004, the partnership has failed to comply with its 34 Act periodic reporting requirements. Accordingly, due to the lack of reliable historical financial information, it is unclear whether holders are able to make an informed investment decision in connection with the tender offer.
Please supplementally advise us as to whether you believe that holders have all material information needed in connection with the tender offer. In this regard, please address your current control of the partnership, its financial information and its filing obligations, the adequacy of the unaudited financial information included with the offer document and any future plans with regard to the partnership, including whether you have any plans to take the partnership private.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Millenium Management acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Christopher K. Davis
Millenium Management, LLC
October 28, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE